
May 31, 2013

<u>Via E-mail</u>
Mr. Jason E. Child
Chief Financial Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 400
Chicago, Illinois 60654

> **Re:** **Groupon, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 1-35335**

Dear Mr. Child:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Jason Child
Groupon, Inc.
May 31, 2013
Page 2

Form 10-K for the Year Ended December 31, 2012

Overview, page 30

1.	Please revise to provide investors with a more comprehensive analysis of the North America and International segments as seen through management's eyes. The discussion and analysis should provide investors with sufficient information to understand the material factors impacting the historical results along with the trends and uncertainties that may impact your future operating results and financial position. For example, we note that during your 2012 fourth quarter earnings call, you cited the following: (1) your results reflect the deliberate and aggressive focus on growth of your platform and segment market share as well as your willingness to trade off short-term profitability; (2) your expectation that operating margins will improve in 2013 as you fine tune your take rates and automate manual processes that will significantly improve your cost structure going forward; and (3) your reasons for reducing local margins as a means of marketing.

International, page 38

2.	We note that although total revenue in 2012 increased over 2011 in your International segment, the majority of the growth was attributable to the first two quarters of 2012, which was followed by a significant decline in revenues in the last two quarters of 2012, continuing into the first quarter of 2013. You attribute the decline in revenue in the last quarter of 2012 to reductions in the percentage of gross billing that you retained from sales in your Local category. You also refer, on page 53, to the challenging economic conditions in Europe. In addition, in your March 31, 2013 Form 10-Q, you disclose that the decrease was also due to decreased gross billings. Please expand this discussion to provide a more detailed analysis of the factors that contributed to the decrease in revenue during the last half of 2012 and first quarter of 2013 and whether you expect this trend to continue in the future.

3.	In your fourth quarter 2012 earnings call and related earnings release, you cited several factors that affected revenue growth, including the increase in global units (surpassing the 50 million unit mark in the fourth quarter of 2012), substantial growth in mobile transaction activity, the launch of new merchant services, and the increase in your virtual deal inventory. Consistent with our previous comment, disclose and quantify each material factor that contributed to the increase or decrease in revenue and whether they are attributable to changes in prices, volume, amount of goods or services being sold, or to the introduction of new products and services.

4.	Explain how your virtual deal inventory works, how it has transformed customer search experience or engagement, and how it has impacted revenue growth. Tell us when the revenue recognition threshold is met (i.e., if a minimum number of customers purchasing a given deal is required to exceed a predetermined threshold)

Non-GAAP Financial Measures, page 46

5.   We note your statement that "When evaluating our performance, you should consider operating income (loss) excluding stock-based compensation and acquisition-related expense (benefit) net as a complement to other financial performance measures, including various cash flow metrics…"   Additionally, in your most recent earnings call, you provided advice "to think about cash flow trending similarly with CSOI, or operating income less stock-based compensation, and with any increase in capex offset largely by working capital." Since you appear to use CSOI as a liquidity measure, please reconcile this non-GAAP measure to the most comparable liquidity measure under GAAP or advise.

Goodwill and Other Intangible Assets, page 80

6.   We note that in connection with your acquisition of CityDeal Europe GmbH, you allocated $94.9 million of the total purchase price to goodwill. It also appears that the majority of the goodwill in the EMEA reporting unit relates to this acquisition. Please tell us the reasons why liabilities exceeded assets for the EMEA reporting unit. Provide us with the following information at the October 1, 2012 impairment test date: (1) the carrying value and fair value of the reporting unit; and (2) the allocation of the fair value to assets and liabilities (including previously unrecognized intangible assets) to arrive at the implied fair value of goodwill.

If you believe that you are at risk of goodwill impairment for the EMEA reporting unit, please expand your critical accounting policies and estimates section of MD&A to provide the following information:

- The amount of goodwill allocated to the unit;
- A description of the methodology used to determine fair value;
- A description of key assumptions used and how the key assumptions were determined; and
- A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Supplemental Consolidated Balance Sheet and Statement of Operations Information, page 89

7.   We note that inventory cost is a significant component of the cost of direct revenue. Tell us how you considered providing a separate caption for Inventories on the Balance Sheet and a related footnote. Refer to Rule 5-02(6) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2013

How We Measure Our Business, page 28

8.   We note your discussion of gross billings. This metric combines two different financial metrics (i.e., gross transaction volume for deal sales that are reported net and revenues from products sold) and goes beyond what is described as useful to users of financial statements in ASC 605-45-50-1. Since you act as an agent for sales that are reported net and as a principal for sales generated from products sold, the presentation of this combined financial metric appears confusing and potentially misleading. In addition, regarding your presentation of gross billings per average active customer, your actual customer is the merchant on third-party revenue deals while your calculation reflects the merchant's customer as your customer. Please explain to us why you believe that your presentation is appropriate in light of these concerns.

Revenue by Segment, page 37

9.   Please expand to discuss the reasons why you have lowered your margins on third party revenue deals in your Local category.

Cost of Revenue, page 38

10.   With regard to other costs incurred to generate revenue, tell us why you believe that it is appropriate to allocate such costs to cost of third party revenue, direct revenue, and other revenue in proportion to relative gross billings during the period. Tell us what you mean by "relative gross billings."

11.   Per your disclosure, in the North America segment, the increase in cost of revenue was primarily driven by the cost of merchandise and freight related to direct revenue deals. However, during your earnings call, you cited other factors such as order discounts, free shipping, and take rate reductions. You also referred to a sales volume level that does not provide enough leverage for you to negotiate favorable terms for fulfillment, shipping and infrastructure which are all outsourced. Please quantify how certain customer and/or merchant incentives, infrastructure, and outsourcing costs negatively impacted cost of revenue. In this regard, we note that pure product margin was in the low 30's (defined and quantified by Mr. Jason Child in the earnings call as sales price less the price you pay your direct suppliers) but the gross profit on sales of goods as reflected in the statements of operations was only approximately 7 %.

12.   Please tell us what "take rate reductions" means in relation to the sale of Groupon goods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director